UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2016

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-00123

A.	Full Title of Plan: Brown-Forman Corporation Savings Plan

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

Brown-Forman Corporation

Savings Plan

Plan #006 EIN #61-0143150

Financial Statements

December 31, 2016 and 2015

Supplemental Schedule

December 31, 2016

Brown-Forman Corporation Savings Plan

Index

December 31, 2016 and 2015

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the

Brown-Forman Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky

June 13, 2017

Brown-Forman Corporation Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

ASSETS	2016	2015
Investments, at fair value	$445,258,897	$436,140,571
Employer contributions receivable	906,460	1,017,580
Participant contributions receivable	341,384	340,403
Receivable from the sale of investments	543,763	6,302
Notes receivable from participants	3,662,574	3,558,504
Dividends receivable	263,260	—
Non-interest bearing cash	32,643	321,302

Total assets	451,008,981	441,384,662
LIABILITIES
Payable for the purchase of investments	576,458	318,633

Net assets available for benefits	$450,432,523	$441,066,029

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions
Contributions
Employer	$10,231,641
Participants	16,996,597
Rollovers	832,778

Total contributions	28,061,016
Interest and dividends	2,515,515
Interest income on notes receivable from participants	123,888
Net appreciation in fair value of investments	19,167,116
Other	104,573

49,972,108
Deductions
Benefits payments	40,594,586
Participant elected fees	11,028

40,605,614

Net Increase	9,366,494
Net assets available for benefits
Beginning of year	441,066,029

End of year	$450,432,523

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of Plan

The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a leading producer and marketer of fine quality consumer products in domestic and international markets. The Company’s operations include the production, importing, and marketing of wines and distilled spirits.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

The Plan is a defined contribution plan covering substantially all salaried and non-union hourly employees of the Company as well as salaried and nonunion hourly employees of the Company’s subsidiaries who are not members of a collective bargaining unit. An employee becomes eligible to participate in the Plan on their employment commencement date, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended and restated in its entirety effective January 1, 2016 to incorporate all of the prior amendments since the last restatement in 2011, to make clarifications, and to update the Plan to comply with all of the applicable legislative changes.

Wells Fargo Bank, N.A. (Wells Fargo) is the appointed recordkeeper and Trustee of the Plan.

Contributions

Employees may contribute to the Plan between 1% and 100% of their annual compensation. Contributions may be made in pre-tax and/or in Roth (after-tax) dollars. Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $18,000 for 2016 and 2015. Newly eligible employees and employees who have not completed a salary reduction form are automatically enrolled in the Plan at a 5% effective deferral of their compensation unless they indicate a desire not to make contributions or elect to enroll at a different percentage. Rehired employees are also automatically enrolled in the Plan at a 5% effective deferral rate unless they elect differently. Participants may rollover assets from their former employers’ qualified plans to the Plan provided that the rollover will not jeopardize the tax exempt status of the Plan or create an adverse tax consequence for the Company.

Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 100% of the employee’s compensation, subject to the limitations of the IRC. Catch up contributions are not matched by the Company.

Participants are eligible to receive the Company’s matching contribution when they begin making deferrals into the Plan. The Company’s matching contribution is equal to 100% of the participant’s elective deferral up to 5% of the participant’s annual compensation. Company matching contributions are made with each payroll period in which there are deferrals by the participant. At the end of the year, the Company makes a true-up match contribution for those participants still employed at December 31.

Participant accounts are credited with the participant contributions and an allocation of (i) the Company’s matching contribution, and (ii) on a daily basis, plan earnings. Credits for employer contributions are made on a per-payroll basis. Allocations are based on the participants’ contributions, earnings, account balances or specific participant transactions, as defined in the Plan. The total annual contributions, as defined by the Internal Revenue Service and the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) $53,000, or (ii) 100% of the participant’s compensation in the plan year.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, common collective trust funds and Brown-Forman Corporation Class B common stock in the ESOP component of the Plan.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company’s contributions and earnings thereon is 25% per year of service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability while employed.

Withdrawals

Upon termination of service, participants can elect to transfer their vested interest in the Plan to a qualified plan of their new employer, roll over their funds into an Individual Retirement Account (IRA), or receive their vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed life expectancy. Withdrawals of investments in Brown-Forman Class B common stock may be taken in the form of Brown-Forman Class B common stock or cash. If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made if no distribution election is made by the participant. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA. In the event of death, participant beneficiaries will receive the vested interest in a lump-sum payment. Participants may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. Participant contributions shall be suspended for six months after the receipt of a hardship distribution.

An In-Service withdrawal provision allows those active employees age 59  1⁄2 or older to take a whole or partial distribution from the Plan.

Notes Receivable from Participants

A participant may request permission from the plan administrator to borrow a portion of such participant’s vested benefit under the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be secured by the balance in the participant’s account, and be repaid within five years. Interest rates are fixed based on prevailing rates charged by lending institutions. For actively working participants, principal and interest are paid ratably through payroll deductions. In the event of layoff, leave of absence, termination or retirement, loan payments continue to be made directly to the trustee or recordkeeper. Participants do not share in the earnings from the Plan’s investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant’s account. The interest rates on outstanding loans ranged from 3.25% to 4.25% at December 31, 2016 and at December 31, 2015.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce Company contributions, as defined in the plan document, or may be used to pay administrative expenses of the Plan. There were no unused forfeiture balances at December 31, 2016. Forfeited amounts of $235,811 were used to reduce Employer matching contributions in 2016.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Employee Stock Ownership Plan

The Plan includes a participant directed Employee Stock Ownership Plan (ESOP) which includes any Company Class B common stock in the participant’s account and provides participants the option of having cash dividends payable on shares of Company Class B common stock held in the ESOP either paid directly to the participant in cash or reinvested in the ESOP.

Transfers (to) from Company Sponsored Plans

The Plan permits the transfer of participant account balances (to) from another Company sponsored plan as participants experience changes in employment status. No assets were transferred (to) from the Plan (to) from another Company sponsored plan during 2016.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan’s Investment & Funding Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and trustee.

The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gain distributions.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Registered Investment Companies (mutual funds):

Shares of mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end based on the quoted market value of the fund on the last day of the year. These funds are open-end mutual funds registered with the Securities and Exchange Commission and are deemed to be actively traded. Mutual funds are required to publish their daily net asset value and to transact at that price.

Common Stock:

The Brown-Forman Class B Company Stock Fund is comprised of Brown-Forman Corporation Class B Common shares, which are valued at the quoted closing market price on the active market on which the individual securities are traded. The value of a unit reflects the market value of the underlying Sponsor stock.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Common Collective Trusts:

The Plan’s interest in common collective trusts is valued at the NAV per unit as determined by the collective trusts as of the valuation date. They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments with respect to these investments. Participant-directed redemptions of these investments have no restrictions, except for the Wells Fargo Stable Return Fund N, and may be redeemed daily. For the investment in the Wells Fargo Stable Return Fund N only, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

The Plan invests in an investment contract through a common collective trust – the Wells Fargo Stable Return Fund N. This investment is valued using the same basis as described above. For this investment, redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other fixed income funds). Transferred amounts must be held in a non- competing investment option for 90 days before subsequent transfers to a competing fund can occur. The investment may be subject to redemption restrictions, at the trustee’s discretion, to the extent it is determined such actions would disrupt management of the fund.

Notes Receivable from Participants

Notes receivable from participants are valued at the outstanding principal balance plus accrued interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Pronouncements

ASU 2015-07 – Amendments to Topic 820 – Fair Value Measurement:

During 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, which amended Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments apply to reporting entities that elect to measure the fair value of an investment using the net asset value per share (or its equivalent) practical expedient.

Topic 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Prior to ASU 2015-07, investments valued using the practical expedient were categorized within the fair value hierarchy based on criteria for redemption with the investee established for the investment. Where investments were redeemable with the investee at a future date, a reporting entity considered the length of time until those investments became redeemable to determine the classification within the fair value hierarchy.

The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Alternatively, the amendments provide that the disclosure requirements are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments were effective for the Plan for fiscal years beginning after December 15, 2015. Management has adopted the standard in 2016, which has been applied retrospectively to all periods presented. The impact on the financial statements has been determined to be immaterial.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

ASU 2015-12 – Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient:

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Parts I and III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value or investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The ASU was effective for fiscal years beginning after December 15, 2015. Management has adopted the standard in 2016, which has been applied retrospectively to all periods presented. The impact on the financial statements has been determined to be immaterial.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company pays consulting fees, record keeping fees and other reasonable administrative expenses other than certain fees paid by the participants.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Management has reviewed events occurring through the date the financial statements were issued and no subsequent events occurred requiring accrual or disclosure that are not otherwise disclosed herein.

A provision to add an automatic escalation of deferral elections feature will be effective August 1, 2017 and each plan year thereafter.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

3.	Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated September 17, 2013, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving that document and a request for an updated determination letter was submitted on January 31, 2016. The results of that application are still pending. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

5.	Related Party Transactions

At December 31, 2016 and 2015, certain Plan investments are units of common collective trusts managed by Wells Fargo. Wells Fargo is the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

Administrative expenses of the Plan are paid directly by the Sponsor and participant transaction fees paid directly by the participant. Administrative expenses totaled $201,968 in 2016.

During the current year, participants for the Plan were eligible to invest in Brown-Forman Class B common stock through the ESOP. Purchases and sales of $8,536,685 and $9,124,957 during 2016 and $9,231,379 and $10,817,603 during 2015, respectively, of Brown-Forman Corporation Class B common stock were made from the ESOP by the Plan.

6.	Fair Value Measurements

The fair values of assets and liabilities are categorized into three levels based upon the assumptions (inputs) used to determine those values. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A description of the valuation methodologies used for assets measured at fair value is included in Note 2. Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Level 1 — Quoted prices in active markets for identical assets. The Plan’s investments with active markets include its investment in Brown-Forman Corporation Class B common stock, as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets. There are no investments in the Plan that represent a level 2 valuation.

Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets. There are no investments in the Plan that represent a level 3 valuation.

There have been no changes in the valuation methodologies used at December 31, 2016 and 2015.

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2016:

	Fair Value Measurements at December 31,2016
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$91,589,009	$91,589,009	$—	$—
Brown-Forman Corporation Class B common stock	63,409,611	63,409,611	—	—

Total assets in fair value hierarchy	154,998,620	154,998,620	—	—
Investments measured at net asset value (a)	290,260,277	—	—	—

Investments at fair value	$445,258,897	$154,998,620	$—	$—

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2015:

	Fair Value Measurements at December 31,2015
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$83,517,099	$83,517,099	$—	$—
Brown-Forman Corporation Class B common stock	75,161,314	75,161,314	—	—

Total assets in fair value hierarchy	158,678,413	158,678,413	—	—
Investments measured at net asset value (a)	277,462,158	—	—	—

Investments at fair value	$436,140,571	$158,678,413	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

There were no transfers between levels during 2016 and 2015.

Supplemental Schedule

Brown-Forman Corporation Savings Plan

Plan #006 EIN #61-0143150

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
* Wells Fargo Stable Return Fund N	Common collective trust fund		$39,782,200
* Wells Fargo/BlackRock S&P 500 Index CIT	Common collective trust fund		36,103,612
* Wells Fargo/MFS Value CIT	Common collective trust fund		31,086,451
* Wells Fargo/TRowe Price Instl Large Growth CIT	Common collective trust fund		77,281,679
* Wells Fargo/BlackRock S&P MidCap Index CIT	Common collective trust fund		21,711,325
* Wells Fargo/BlackRock Int'l Equity Index CIT	Common collective trust fund		7,346,728
JPMorgan Passive Blend Income CF	Common collective trust fund		1,793,623
JPMorgan Passive Blend 2015 CF	Common collective trust fund		2,838,012
JPMorgan Passive Blend 2020 CF	Common collective trust fund		11,490,954
JPMorgan Passive Blend 2025 CF	Common collective trust fund		11,126,186
JPMorgan Passive Blend 2030 CF	Common collective trust fund		11,737,139
JPMorgan Passive Blend 2035 CF	Common collective trust fund		11,008,229
JPMorgan Passive Blend 2040 CF	Common collective trust fund		10,369,971
JPMorgan Passive Blend 2045 CF	Common collective trust fund		7,910,638
JPMorgan Passive Blend 2050 CF	Common collective trust fund		8,673,530
Prudential Total Return Bond Z	Mutual fund shares		26,218,977
American Funds Int'l Growth and Income Fund	Mutual fund shares		21,910,552
Janus Enterprise Fund	Mutual fund shares		23,211,495
JP Morgan Small Cap Core Fund	Mutual fund shares		11,453,766
John Hancock Disciplined Value Mid-Cap Fund	Mutual fund shares		8,794,219
* Brown-Forman Corporation Class B
Company Stock	Shares Class B common stock		63,409,611
* Notes receivable from participants	Loans, interest rates of 3.25% – 4.25%, various maturities through December 2021	—	3,662,574

			$448,921,471

*	Party-in-interest to the Plan
**	Cost data has been omitted for the assets listed in the above table as the assets were all participant directed.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brown-Forman Corporation Savings Plan
(Name of Plan)

June 13, 2017	/s/ Cheryl A. Beckman
(Date)	Cheryl A. Beckman, Vice President, Global Benefits and HR Systems Member, Employee Benefits Committee (Plan Administrator)

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm